UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2026
☐ Transition Report on
☐ Transition Report on
☐ Transition Report on
☐ Transition Report on
For the Transition Period Ended:

PART I – REGISTRANT INFORMATION

CS DIAGNOSTICS CORP.
Full Name of Registrant

1603 Capitol Avenue, Suite 413
Address of Principal Executive Office (Street and Number)

Cheyenne, WY 82001, USA
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)   The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant’s statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

The registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 within the prescribed time period without unreasonable effort or expense.

The registrant requires additional time to complete the preparation and review of its financial statements and related disclosures for the quarter ended March 31, 2026. In addition, the registrant’s independent registered public accounting firm requires additional time to complete its review procedures with respect to the financial statements included in the Quarterly Report on Form 10-Q.

The registrant is working diligently to complete the required work and currently expects to file its Form 10-Q within the extension period prescribed under Rule 12b-25.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mohammad Essayed	+971	52-861-1930
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates that its results of operations for the quarter ended March 31, 2026 will reflect significant changes as compared to the corresponding period in the prior fiscal year, including changes in revenue and operating expenses. The registrant is continuing to finalize its financial results for the quarter and is currently unable to provide a reasonable estimate of the anticipated changes because its financial closing procedures have not yet been completed and its independent registered public accounting firm has not completed its review of the financial statements.

The registrant intends to include additional details regarding the changes in its results of operations in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026.

CS Diagnostics, Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2026	By	/s/Mohammad Essayed